

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2022

Peter Yu
Chief Executive Officer
Cartesian Growth Corporation
505 Fifth Avenue, 15th Floor
New York, NY 10017

>   **Re: Cartesian Growth Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed June 27, 2022**
>   **File No. 333-262644**

Dear Mr. Yu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 6, 2022 letter.

Amendment No. 2 to Form S-4 filed June 27, 2022

General

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further,

disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Preliminary Proxy Statement/Prospectus, page 1

2.   You disclose that upon consummation of the Business Combination, the combined company will be organized in an "Up-C" structure. Alvarium Tiedemann will hold Umbrella, which in turn will hold a newly formed entity that will ultimately be named "Alvarium Tiedemann Holdings, LLC." Please clarify that upon the Business Combination, Alvarium Tiedemann will hold Class A common units representing 62% economic interest in Umbrella.

Questions and Answers about the Proposals
What is the Business Combination, page 15

3.   Please enhance your disclosure to clarify that pursuant to the Umbrella Merger, Alvarium Tiedemann will receive Class A common units of Umbrella representing 62% economic interest and will become the sole manager of Umbrella. And the members of Umbrella will receive cash, Class B common units of Umbrella representing 38% economic interest and an equal number of shares of Class B Common Stock (which will have voting rights, but no economic rights) in Alvarium Tiedemann.

Summary of the Proxy Statement/Prospectus
Ownership Structure, page 50

4.   We note your response to prior comment 14 and the diagram of Company's organizational structure immediately following the Completion of the Business Combination. Please address the following for the diagrams on pages 50 and 192:

- Revise to reflect "Alvarium Tiedemann Holdings, Inc." instead of "Cartesian Growth Corporation (US)" consistent with the organizational structure immediately following the Completion of the Business Combination;
- Enhance the diagram to reflect that "Alvarium Tiedemann Holdings, Inc." will hold 62% of Alvarium Tiedemann Capital, LLC Class A common units (economic interest only) and TWMH and TIG Entities Equityholders will hold 38% of Alvarium Tiedemann Capital, LLC Class B common units (economic interest only);
- Disclose that the PIPE Investors and Sponsor/Initial Shareholders will hold 11.9% and 5.1% of voting interest and 19.2% and 8.3% of economic interest, respectively in Alvarium Tiedemann Holdings, Inc.; and
- Add a footnote disclosing that Umbrella will be renamed Alvarium Tiedemann Capital, LLC following the Domestication and the Business Combination.

The mutual termination of BofA Securities engagements as a capital markets advisor and financial advisor, page 87

5. We note your response to prior comment 4 and reissue in part. To the extent that fees waived by BofA Securities relate to services that have already been rendered, please expand your risk factor to disclose that such services have already been rendered, and clarify the unusual nature of any such fee waiver.

Unaudited Pro Forma Condensed Combined Financial Information, page 241

6. Please revise your Introduction beginning on page 237 to clarify the following:

    • The combined financial information presents the pro forma effects of the formation of Umbrella and or Alvarium Tiedemann Capital, LLC.
    • The 62% and 49% of the total Umbrella units under the No Redemptions and Maximum Redemptions scenarios, respectively, held by Alvarium Tiedemann will represent economic interests in Umbrella and the 38% and 51% units under the No Redemptions and Maximum Redemptions scenarios, respectively, held by non-controlling shareholders will represent economic interests in Umbrella; and
    • Umbrella is a variable interest entity ("VIE") and will hold 100% of the equity of TWMH, the TIG Entities and Alvarium.

7. Please enhance the pro forma ownership table in your Introduction on page 239 to disclose that the economic interest in Alvarium Tiedemann represents a 62% economic interest in Umbrella and exiting TWMH and TIG Rollover shareholders will hold a 38% economic interest in Umbrella. Please also present the table for the computation of controlling and noncontrolling interest in Umbrella as presented on page 270 to provide a holistic picture of the economic and voting interest following the Business Combination.

Note 1 - Description of the Business Combination, page 245

8. Please revise your Description of the Business Combination on page 245 to disclose the following:

    • Umbrella means Alvarium Tiedemann Capital, LLC; and
    • Alvarium Tiedemann will hold 62% and 49% of the total Umbrella units under the No Redemptions and Maximum Redemptions scenarios, respectively, representing economic interests in Umbrella while non-controlling shareholders will hold 38% and 51% units under the No Redemptions and Maximum Redemptions scenarios, respectively representing economic interests in Umbrella.

9. Please enhance your Sources and Uses of Funds for the Business Combination disclosure on pages 47 and 249 to address the following:

    • Disclose that, if true, that $839 million Existing Shareholder Rollover Equity as described in footnote (1) and $73 million of Sponsor and Independent Directors equity, together represent as a result of the business combination, equity consideration for acquired stock of $368.6 million and Non-controlling interest of $543.7 million as disclosed on page 267.

- Disclose why the $20 million of cash surplus distribution made to the TWMH, the TIG Entities and Alvarium Equityholders at Closing as disclosed in footnote (j) to the Unaudited Pro Forma Condensed Combined Balance Sheets is not included in Uses of Funds of the Business Combination of $1,422 million.

10.   We note your responses to prior comments 15 and 16. Please enhance your disclosures to reconcile the implied equity value of approximately $900 million as disclosed on page 245 to the equity value of $1,012.3 million disclosed in footnote (6) on page 268.

Note 4 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations, page 270

11.   Please revise footnote (e) for both the three Months Ended March 31, 2022 and the Year Ended December 31, 2021 to clarify that it represents the pro forma adjustment to adjust for the 38% economic interest of non-controlling interest of Class B common units in Umbrella under each redemption scenario.

Notes to the unaudited Pro Forma Combined Financial Statements
Pro Forma Economic EBITDA ("Economic EBITDA"), page 276

12.   We note your response to prior comment 25 and that the Class D-1 equity interest in the TIG Entities is entitled to a 49.37% distribution of the results of TIG Arbitrage. Please clarify how the Class D-1 equity interest will be affected in the Business Combination. If the Class-D-1 equity interest will still be entitled to a 49.37% distribution of the results of TIG Arbitrage, please disclose and adjust in the unaudited Pro Forma Condensed Financial Statements to reflect. If Class-D-1 equity interest will not be entitled to a 49.37% distribution of the results of TIG Arbitrage, please update your disclosures that present distributions related to the Class D-1 equity interest to explain these distributions will not be on-going.

Financial Statements of TWMG, page F-57

13.   We note your response to our prior comment 27. Please provide us with support from authoritative accounting literature supporting your position that payments to an equity method investee should be classified as an operating cash flow. Please also tell us and enhance your disclosures to explain the nature of the payable to equity method investees and provide the authoritative accounting literature to support the recognition.

    You may contact Jacob Luxenburg at 202-551-2339 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance